August 19, 2024

Theodore R. Stalick
Senior Vice President and Chief Financial Officer
Mercury General Corporation
4884 Wilshire Boulevard
Los Angeles, California 90010

       Re: Mercury General Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-12257
Dear Theodore R. Stalick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
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